EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. (the “Company”) advises that the 2011 Annual General Meeting of the Company (the “Meeting”) was held on August 11, 2011 at 11:00 a.m. (Israel time) at its offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  The following resolutions were passed at the Meeting:

(1)	To reelect Ms. Winner to serve as a Class C director until the Company’s 2014 Annual General Meeting of Shareholders.

(2)	To reelect the following two outside directors (as such term is defined in the Israeli Companies Law), each for a third three-year term: Ms. Ronit Gottlieb and Ms. Orly Guy.

(3)
To approve the compensation to be paid to the outside directors elected at the Meeting, in the form of the fixed amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000.

(4)
To approve a framework agreement of terms and conditions for the renewal, extension and/or replacement, from time to time, of the Company’s directors’ and officers’ liability insurance policy for all directors and officers of the Company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) (the “New Policy”), as follows: (i) the Audit Committee and Board of Directors must approve that the New Policy is in accordance with the terms and conditions of the approved framework agreement; (ii) the annual aggregate premium of the New Policy may not exceed 35% of the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 35% in any year, as compared to the previous year’s aggregate coverage limit; (iii) any New Policy may not be entered into after 2015; and (iv) the terms of any New Policy must be identical with respect to all of the Company’s officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law), and any New Policy must be on market terms and may not materially impact the Company’s profitability, assets or liabilities.

(5)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2011, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2011 were presented at the Meeting.